Exhibit (a)(5)(B)

Contact:	Brett D. Heffes
763/520-8500

FOR IMMEDIATE RELEASE

WINMARK CORPORATION ANNOUNCES

RESULTS OF ITS SELF-TENDER OFFER

Minneapolis, MN (August 17, 2017) - Winmark Corporation (Nasdaq: WINA) announced today the results of its self-tender offer to purchase up to 400,000 shares of its common stock for a price of $124.48 per share, which expired at 12:00 midnight EDT, on August 16, 2017.

Based on the final count by Wells Fargo Bank, N.A., the depositary for the tender offer, a total of 939,110 shares of the Company’s common stock were properly tendered and not properly withdrawn in the tender offer. Due to the tender offer being oversubscribed, the Company today accepted for payment, on a pro rata basis, 400,000 shares of its common stock at the purchase price of $124.48 per share, for an aggregate cost of approximately $49.8 million, excluding fees and expenses related to the tender offer. Based upon the count of shares tendered and shares accepted for payment, the proration factor for the tender offer was approximately 42.6 percent.

The number of shares purchased by the Company represents approximately 9.5 percent of the Company’s outstanding shares of common stock as of August 16.  The total amount of shares purchased in the tender offer includes 370,836 shares from John L. Morgan, the Company’s Executive Chairman of the Board.

The depositary will promptly issue payment for the shares accepted for purchase in accordance with applicable law. Any shares validly tendered and not purchased due to proration or conditional tenders will be returned promptly to shareholders by the depositary in accordance with applicable law.  All inquiries about the tender offer should be directed to D.F. King & Co., Inc. at (800) 290-6427 (toll free).

Winmark Corporation creates, supports and finances business.  At July 1, 2017, there were 1,199 franchises in operation under the brands Plato’s Closet®, Once Upon A Child®, Play It Again Sports®, Style Encore® and Music Go Round®.  An additional 59 retail franchises have been awarded but are not open.  In addition, at July 1, 2017, the Company had a lease portfolio of $41.0 million.

Note Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to future events or the future financial performance of the Company.  Such forward-looking statements are only predictions or statements of intention subject to risks and uncertainties and actual events or results could differ materially from those anticipated.  Because actual result may differ, shareholders and prospective investors are cautioned not to place undue reliance on such forward-looking statements.